October 28, 2008

Mr. Michael McClure
Executive Vice President and Chief Financial Officer
Affirmative Insurance Holdings, Inc.
4450 Sojourn Drive
Suite 500
Addison, TX 75001

Re: Affirmative Insurance Holdings, Inc.
**   Form 10-K for the Year Ended December 31, 2007**
**   Filed March 17, 2008**
**   Definitive Proxy Statement on Schedule 14A**
**   Filed April 29, 2008**
**   Form 10-Q for the Quarter Ended June 30, 2008**
**   Filed August 8, 2008**
**   File No. 000-50795**

Dear Mr. McClure:

        We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Quantitative and Qualitative Disclosures about Market Risk

Interest rate risk, page 59

1.   Based on your disclosure in Note 12 it appears that interest on the $200 million senior term loan is variable and this debt is subject to interest rate risk.   Please revise your disclosure to provide the quantitative and qualitative information about interest rate risk for this debt as required by Rule 305 of Regulation S-K or tell us why it is not required.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Deferred Policy Acquisition Costs, page 71

2.   It appears that you have revised your accounting policy to include advertising costs in policy acquisition costs. Please revise your disclosure to clarify the type of advertising costs included in policy acquisition costs. Explain to us how these advertising costs vary with and are primarily related to the acquisition of new and renewal insurance contracts under paragraph 28 of SFAS 60. Also, please tell us how this policy is consistent with your accounting policy for advertising costs disclosed in your 2006 10-K and explain to us why you deleted your accounting policy for advertising in this filing.

Definitive Proxy Statement on Schedule 14A filed April 29, 2008

Compensation Discussion and Analysis, page 14

3.   We note that annual cash bonuses are linked to the achievement of short-term corporate and individual performance goals. Please revise your discussion to identify the corporate and individual goals used to determine Messrs Callahan's, McPadden's, Bondi's and Fisher's discretionary bonuses.

Form 10-Q for the Quarter Ended June 30, 2008

Notes to the Consolidated Financial Statements, page 7

8. Fair Value of Assets and Liabilities, page 14

4.   Where you disclose that you use independent pricing services and non-binding broker prices to assist you in determining fair values, consider disclosing the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. The nature and form of this information may vary depending on the facts and circumstances, but may include the following:

- The nature and amount of assets you valued using broker quotes or prices you obtained from pricing services, along with the classification in the fair value hierarchy;

- The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

- Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;

- The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

- The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, *Fair Value Measurements*, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Christine Allen, Staff Accountant, at (202) 551- 3652 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Sebastian Gomez Abero, Staff Attorney, at (202) 551-3678 or Suzanne Hayes, Branch Chief, at (202) 551-3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant